0-51668

06048360

GREENVILLE FEDERAL FINANCIAL CORPORATION

PROCESSED
OCT 17 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
SEP 29 2006
WASH. D.C.
SECTION

2006 Annual Report

TABLE OF CONTENTS

LETTER FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Stockholders:

We are pleased to present the first Annual Report of Greenville Federal Financial Corporation ("Corporation"). On January 4, 2006, Greenville Federal Savings and Loan Association converted from a mutual savings and loan association to a stock savings bank and changed its name to Greenville Federal. In connection with that conversion, the Corporation and Greenville Federal MHC were formed, all of the outstanding common stock of Greenville Federal was issued to the Corporation, 55% of the outstanding common stock of the Corporation was issued to Greenville Federal MHC, and 45% of the stock of the Corporation was issued pursuant to a public offering. Our 2006 Annual Report reports on operations of Greenville Federal before the reorganization and the combined operations of the Corporation and Greenville Federal since January 2006.

The Corporation's net earnings totaled $535,000 for the fiscal year ended June 30, 2006, a $464,000 increase compared to $71,000 of net earnings reported by Greenville Federal for fiscal 2005. The increase in earnings primarily reflects the improvement in our interest income on loans and the decline in the provision for losses on loans.

The Corporation's total assets were $130.7 million at June 30, 2006, compared to Greenville Federal's total assets at June 30, 2005 of $126.0 million. The increase in assets was primarily due to the $8.5 million net proceeds of the stock offering, reduced by repayment of advances from the Federal Home Loan Bank. The stockholders' equity of the Corporation at June 30, 2006, was $22.6 million, an increase of $8.9 million from Greenville Federal's equity at June 30, 2005. This increase was a result of the net proceeds from the stock offering coupled with net earnings for the year.

The Corporation paid its first quarterly dividend of $.07 per share in June 2006. Your Board of Directors intends to continue to pay a quarterly dividend and we will continue to explore other means to enhance the value of your investment.

Since the reorganization, we have continued to search for quality loan opportunities and safe, high-yielding investment securities to enhance our profitability.

I thank our directors, officers and employees for their continued service, and we thank you for your investment in the Corporation and confidence in us as we enter this new stage in the life of Greenville Federal as a stock company.

Sincerely,

David M. Kepler

David M. Kepler
President and Chief Executive Officer

SEC MAIL PROCESSING
RECEIVED
SEP 29 2006
WASH. D.C. 190 SECTION

BUSINESS OF GREENVILLE FEDERAL FINANCIAL CORPORATION

Greenville Federal Financial Corporation ("GFFC" or the "Corporation") is a unitary savings and loan holding company chartered under federal law to hold all of the stock of Greenville Federal, a savings bank chartered under the laws of the United States. In January 2006, the Corporation acquired all of the common stock of Greenville Federal upon its conversion from a mutual savings and loan association into a stock savings bank, and the Corporation issued stock to Greenville Federal MHC and subscribers in its initial public offering. Since its formation, the Corporation's activities have been limited to holding the common stock of Greenville Federal.

Greenville Federal is a savings bank headquartered in Greenville, Ohio. Greenville Federal was originally founded in 1883 as an Ohio chartered mutual savings and loan association and converted to a federal charter in 1942. Greenville Federal operates from its main office and a branch located in a Kroger store, both of which are in Greenville, Ohio.

Greenville Federal's principal business activity is the origination of mortgage loans secured by one- to four-family residential real estate. Greenville Federal also originates construction loans, loans secured by nonresidential real estate and multifamily real estate, and consumer loans. Greenville Federal offers a variety of deposit accounts, including savings, certificate of deposit and demand accounts.

As a savings and loan holding company, the Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings bank chartered under the laws of the United States, Greenville Federal is subject to regulation, supervision and examination by the OTS and by the Federal Deposit Insurance Corporation (the "FDIC"), which insures the deposits of Greenville Federal to the maximum extent permitted by law, and is subject to certain requirements of the Board of Governors of the Federal Reserve. Federally chartered savings institutions are required to file periodic reports with the OTS and are subject to periodic examinations by the OTS and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and borrowers. Greenville Federal is also a member of the Federal Home Loan Bank of Cincinnati, which imposes certain requirements in order for Greenville Federal to borrow money from the Federal Home Loan Bank.

The main offices of both the Corporation and Greenville Federal are located at 690 Wagner Avenue, Greenville, Ohio 45331, and the telephone number for both is (937) 548-4158.

Greenville Federal Financial Corporation

SELECTED FINANCIAL AND OTHER DATA

The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" as of and for each of the two years ended June 30, 2006, and the "Selected Financial Ratios and Other Data" as of and for each of the two years ended June 30, 2006, is derived from our audited consolidated financial statements. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page 19.

SELECTED FINANCIAL CONDITION DATA:	At June 30, 2006	2005
	(In thousands)	
Total assets	$130,708	$126,048
Cash and cash equivalents	3,254	3,716
Investment securities available for sale	16,204	15,717
Investment securities held to maturity	17,041	18,050
Mortgage-backed securities held to maturity	2,172	1,737
Loans receivable	83,452	78,189
Deposits	78,782	78,898
Advances from the Federal Home Loan Bank	28,177	32,243
Stockholders' equity	22,582	13,659
Allowance for loan losses	579	590
Nonperforming loans	529	311

SELECTED OPERATIONS DATA:	For the year ended June 30, 2006	2005
	(In thousands)	
Total interest income	$6,974	$6,245
Total interest expense	3,290	2,977
Net interest income	3,684	3,268
Provision for losses on loans	25	216
Net interest income after provision for losses on loans	3,659	3,052
Total other income	838	1,092
Total general, administrative and other expense	3,750	4,105
Earnings before income taxes (credits)	747	39
Federal income taxes (credits)	212	(32)
Net earnings	$ 535	$ 71

Greenville Federal Financial Corporation

SELECTED FINANCIAL AND OTHER DATA (CONTINUED)

	June 30, 2006	June 30, 2005
PERFORMANCE RATIOS:		
Return on average assets	0.41%	0.06%
Return on average equity	3.06	0.53
Average equity to average assets	13.41	10.85
Equity to assets at the end of the period	17.28	10.84
Interest rate spread (1)	2.66	2.59
Net interest margin (2)	3.03	2.82
Average interest-earning assets to average interest-bearing liabilities	113.39	109.06
Total general, administrative and other expenses to average total assets	2.88	3.30
Efficiency ratio (3)	82.93	94.15
ASSET QUALITY RATIOS:		
Nonperforming loans as a percent of total loans	0.61	0.39
Nonperforming assets as a percent of total assets	0.40	0.31
Allowance for loan losses as a percent of total loans	0.67	0.74
Allowance for loan losses as a percent of nonperforming assets	109.45	150.51
REGULATORY CAPITAL RATIOS:		
Tangible capital	13.91	10.93
Core capital	13.91	10.93
Risk-based capital	27.16	21.61
Number of banking offices	2	2

(1) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(2) Net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(3) The efficiency ratio represents general, administrative and other expense as a percent of the total of net interest income and other income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects GFFC's consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with our consolidated financial statements and their notes beginning on page 19 of this annual report, and the other statistical data provided in this report. The preparation of financial statements involves the application of accounting policies relevant to our business. Certain of our accounting policies are important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers.

General

GFFC's results of operations are dependent primarily on net interest income, which is the difference between the income earned on our loans and securities and our cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the provision for losses on loans and service charges and fees collected on our deposit accounts. GFFC's general, administrative and other expense primarily consists of employee compensation and benefits, occupancy and equipment expense, franchise taxes, data processing expense, charitable contributions expense, other operating expenses and federal income taxes. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

Forward-looking statements

This annual report contains forward-looking statements, which use words such as "expect," "intend," "anticipate," "plan," "estimate," "attempt," "seek" and "will." These forward-looking statements discuss the following matters:

- our estimates of future income and expenses;
- our business plans, prospects and operating strategies;
- the quality of our assets, including loans and investments; and
- other goals, intentions and expectations.

Forward-looking statements (continued)

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including the following influences that could cause actual results to differ materially from those contemplated by the forward-looking statements:

- general economic conditions, either in our market area or nationally, that are significantly different from what we expect;
- increasing foreclosures in our market area;
- increasing difficulty in obtaining deposits;
- inflation and changes in the interest rate environment that reduce our interest margins or reduce the market value of our assets;
- increased competition among financial institutions within our market area;
- adverse changes in the securities markets;
- changes in consumer spending, borrowing and savings habits;
- legislative or regulatory changes that affect our business;
- our ability, either due to our resources or outside factors, that affect our success in entering into or growing in new markets and cross-selling in our existing market;
- changes in accounting policies and practices, as may be adopted by the governmental agencies that regulate our business and the Financial Accounting Standards Board; and
- unexpected costs for compensation and benefits.

Because of these and possible other uncertainties that we do not foresee, actual future results may differ materially from the results indicated by the forward-looking statements contained in this report.

Critical accounting policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. Greenville Federal considers its accounting for the allowance for loan losses and mortgage servicing rights to involve critical accounting policies.

The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for losses on loans, which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of the most critical for us.

Management performs a quarterly evaluation of the allowance for loan losses. Consideration is given to a variety of factors in establishing this estimate, including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of individual borrowers, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

Critical accounting policies (continued)

The analysis has two components, specific allocations and general allocations. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. Management also analyzes historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the reserves established which could have a material negative effect on financial results.

Mortgage servicing rights are recognized as separate assets when loans are sold with servicing retained. Mortgage servicing rights are subject to an impairment assessment based upon fair value estimates. A pooling methodology is applied for valuation purposes, in which loans supporting mortgage servicing rights and with similar characteristics are "pooled" together. Once pooled, each grouping of loans supporting the mortgage servicing rights is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources, including loan service fees, interest earned on float, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third-party purchaser would utilize in evaluating a potential acquisition of the servicing rights. Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. Based on the assumptions discussed, pre-tax projections are prepared for each pool of loans serviced by a third-party provider. These earning figures approximate the cash flow that could be received from the servicing portfolio. Management reviews the valuation information, and mortgage servicing rights are carried at the lower of amortized cost or fair value.

Comparison of financial condition at June 30, 2006, and June 30, 2005

At June 30, 2006, Greenville Federal had total assets of $130.7 million, an increase of $4.7 million, or 3.7%, compared to the $126.0 million total at June 30, 2005. The increase in total assets was comprised primarily of an increase in loans receivable, partially offset by a decrease in investment securities and cash and cash equivalents.

Cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in other financial institutions, totaled $3.3 million at June 30, 2006, a decrease of $462,000, or 12.4%, from June 30, 2005. Investment securities totaled $33.2 million at June 30, 2006, a decrease of $522,000, or 1.5%, from the $33.8 million total at June 30, 2005. During the year ended June 30, 2006, investment securities purchases consisted of $650,000 of equity securities, which were offset by maturities of U. S. Government sponsored entity obligations totaling $1.0 million.

Mortgage-backed securities totaled $2.2 million at June 30, 2006, an increase of $435,000, or 25.0%, from the $1.7 million total at June 30, 2005. This increase was comprised of $975,000 of purchases, partially offset by $539,000 of principal repayments. Loans receivable totaled $83.5 million at June 30, 2006, an increase of $5.3 million, or 6.7%, over June 30, 2005. The increase resulted primarily from loan disbursements of $23.8 million, which were partially offset by principal repayments of $18.6 million. At June 30, 2006, the loan portfolio, before net items, was comprised of $74.5 million of residential real estate loans, 94.7% of which were loans secured by one- to four-family residential real estate, $4.2 million of loans secured by nonresidential real estate, $4.3 million of commercial loans and $3.1 million in consumer loans. After two years of selling its fixed-rate mortgage loans in order to manage interest rate risk, Greenville Federal has not sold any loans in fiscal 2006 and 2005, resulting in the increase in the loan portfolio. During fiscal 2006, Greenville Federal increased its portfolio of nonresidential real estate loans by $363,000, or 9.5%, consumer loans by $565,000, or 22.4%, and its portfolio of commercial loans by $1.2 million, or 37.7%. Management has elected to increase nonresidential, consumer and commercial lending as a means to diversify the portfolio and to obtain an increase in yield. While these loan types generally entail a greater degree of risk than one- to four-family residential loans, management believes such loans have been conservatively underwritten. The majority of these loans have been made to existing customers. Management intends to pursue a moderate rate of growth in the nonresidential and commercial loan portfolios, but is committed to retain its historical focus on one- to four-family residential lending.

At June 30, 2006, the allowance for loan losses totaled $579,000, or 0.67% of total loans, compared to $590,000, or 0.74% of total loans, at June 30, 2005. Nonperforming loans totaled $529,000 at June 30, 2006, compared to $311,000 at June 30, 2005. At June 30, 2006, non-performing loans were comprised primarily of one- to four-family loans, including three single-family homes constructed by a developer that were ready to be sold. Since June 30, 2006, the developer declared bankruptcy and these three properties were deeded to Greenville Federal in lieu of foreclosure. Management believes that no losses will be realized on these properties. The allowance for loan losses totaled 109.5% and 189.7% of nonperforming loans at June 30, 2006 and 2005, respectively. In determining the allowance for loan losses at any point in time, management and the board of directors apply a systematic process focusing on the risk of loss in the portfolio. First, the loan portfolio is segregated by loan types to be evaluated collectively and loan types to be evaluated individually. Delinquent multifamily and nonresidential loans are evaluated individually for potential impairment. Second, the allowance for loan losses is evaluated using Greenville Federal's historic loss experience, adjusted for changes in economic trends in Greenville Federal's lending area, by applying these adjusted loss percentages to the loan types to be evaluated collectively in the portfolio.

Greenville Federal's analysis of the allowance for loan losses as of and for the year ended June 30, 2006, included recognition of the increasing level of foreclosure actions filed in Greenville Federal's lending area over the past three years. To the best of management's knowledge, all known and inherent losses that are probable and that can be reasonably estimated have been recorded at June 30, 2006. Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations.

Comparison of financial condition at June 30, 2006, and June 30, 2005 (continued)

Deposits totaled $78.8 million at June 30, 2006, a decrease of $116,000, or 0.1%, from the $78.9 million total at June 30, 2005. The decrease resulted primarily from the withdrawal of savings accounts during the period. Although management generally strives to maintain a moderate rate of growth in deposits, primarily through consistent marketing and pricing strategies, Greenville Federal historically has not engaged in short-term, promotional increases in interest rates on deposits, nor has it generally offered the highest interest rate on deposit products in its market area. During a period of low interest rates on loans, it has been difficult for many financial institutions to attract deposits at interest rates low enough to maintain an acceptable interest rate spread. Greenville Federal intends to search for creative ways to attract deposits without paying excessive interest rates.

Advances from the Federal Home Loan Bank amounted to $28.2 million at June 30, 2006, a decrease of $4.1 million, or 12.6%, compared to June 30, 2005. The decrease in advances was primarily the result of funds from the issuance of common stock being used to pay off advances during the period.

Stockholders' equity totaled $22.6 million at June 30, 2006, an increase of $8.9 million, or 65.3%, over June 30, 2005. The increase resulted from net proceeds of $8.5 million from the sale of GFFC stock and net earnings of $535,000 for the fiscal year ended June 30, 2006, which were partially offset by a $108,000 increase in the unrealized losses on securities designated as available for sale and dividends paid on common stock of $66,000. The stock offering included proceeds, net of offering cost, of $9.4 million, which were partially offset by shares acquired by the ESOP of $901,000 and $50,000 contributed by Greenville Federal to capitalize Greenville Federal MHC. Greenville Federal is required to maintain minimum regulatory capital pursuant to federal regulations. In May 2005, management was notified by the Office of Thrift Supervision that Greenville Federal was categorized as well capitalized under regulatory guidelines. At June 30, 2006, Greenville Federal's regulatory capital substantially exceeded all minimum regulatory capital requirements.

Comparison of results of operations for the fiscal years ended June 30, 2006, and June 30, 2005

General. Greenville Federal recorded net earnings of $535,000 for the fiscal year ended June 30, 2006, compared to $71,000 recorded for the fiscal year ended June 30, 2005. The improvement in net earnings was primarily attributable to an increase in net interest income of $416,000, a decrease of $191,000 in the provision for losses on loans and a decrease of $355,000 in general, administrative and other expense, which were partially offset by a $254,000 decrease in other income and an increase of $244,000 in the provision for federal income taxes.

Interest income. Total interest income amounted to $7.0 million for the fiscal year ended June 30, 2006, an increase of $729,000, or 11.7%, compared to the fiscal year ended June 30, 2005. The increase in interest income primarily reflects the effect of an increase in the average yield and an increase in average interest-earning assets outstanding year to year.

Interest income on loans increased by $410,000, or 8.2%, for the fiscal year ended June 30, 2006, compared to fiscal 2005, due primarily to a $5.7 million, or 7.6%, increase in the average balance outstanding and an increase in the average yield on loans, to 6.65% for fiscal 2006 from 6.61% for fiscal 2005. Interest income on mortgage-backed securities decreased by $20,000, or 23.0%, during the fiscal year ended June 30, 2006, due primarily to a $641,000 decrease in the average balance outstanding, partially offset by an increase in the average yield from 4.09% in fiscal 2005 to 4.51% in fiscal 2006. Interest income on investment securities increased by $179,000, or 17.0%, during the fiscal year ended June 30, 2006, due primarily to an increase in the average yield from 3.09% in fiscal 2005 to 3.70% in fiscal 2006, which was partially offset by a $762,000, or 2.2%, decrease in the average balance outstanding. Interest income on other interest-earning assets increased by $160,000, or 127%, during the fiscal year ended June 30, 2006. The increase was due primarily to an increase of $1.7 million, or 41.6%, in the average balance outstanding from fiscal 2005 and by an increase in the average yield from 3.06% in fiscal 2005 to 4.91% in fiscal 2006.

Comparison of results of operations for the fiscal years ended June 30, 2006, and June 30, 2005 (continued)

Interest expense. Interest expense totaled $3.3 million for the fiscal year ended June 30, 2006, an increase of $313,000, or 10.5%, from interest expense of $3.0 million for fiscal 2005. The increase resulted from an increase in the average cost of funds, to 3.07% for fiscal 2006, compared to 2.81% for fiscal 2005, and a $1.2 million, or 1.2%, increase in the average balance of deposits and borrowings outstanding for the fiscal year ended June 30, 2006. Interest expense on deposits totaled $1.9 million for the fiscal year ended June 30, 2006, an increase of $298,000, or 19.0%, from fiscal 2005. This increase was a result of an increase in the average cost of deposits to 2.44% for fiscal 2006 from 2.02% for fiscal 2005, partially offset by a decrease in the average balance of deposits outstanding of $1.1 million, or 1.4%, for fiscal 2006. Interest expense on borrowings totaled $1.4 million for the fiscal year ended June 30, 2006, an increase of $15,000, or 1.1%, from fiscal 2005. The increase was due to an increase in the average balance outstanding of $2.3 million, or 8.2%, partially offset by a decline in the average cost of borrowings from 4.97% to 4.64%.

Net interest income. As a result of the foregoing changes in interest income and interest expense, net interest income increased by $416,000, or 12.7%, during the fiscal year ended June 30, 2006, compared to fiscal 2005. The average interest rate spread increased to 2.66% for the fiscal year ended June 30, 2006, from 2.59% for fiscal 2005. The net interest margin increased to 3.03% for the fiscal year ended June 30, 2006, from 2.82% for fiscal 2005.

Provision for losses on loans. A provision for losses on loans is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by Greenville Federal, the status of past due principal and interest payments and management's assessment of economic factors in Greenville Federal's lending area that may affect the collectibility of Greenville Federal's loan portfolio. Based upon an analysis of these factors, management recorded a provision for losses on loans totaling $25,000 for the fiscal year ended June 30, 2006, a decrease of $191,000 compared to fiscal 2005. The provision recorded during the fiscal year ended June 30, 2006, generally reflects management's perception of the risk prevalent in the economy integrated with the overall increase in the level of the loan portfolio and the level of charge-offs recorded in fiscal 2006. Specifically, Greenville Federal has experienced increased foreclosures on single-family homes during the last three years. Greenville Federal is unable to attribute the increase in foreclosures in Darke County to any reason particular to its market area; the local increase in foreclosures appears to be part of a state-wide trend. Management believes all nonperforming loans are adequately collateralized; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other income. Other income totaled $838,000 for the fiscal year ended June 30, 2006, a decrease of $254,000, or 23.3%, compared to other income of $1.1 million recorded for the fiscal year ended June 30, 2005. The decrease was primarily attributable to a decrease of $294,000, or 89.4%, in the gain on redemption of the shares of Intrieve, Inc., Greenville Federal's data processor, which was partially offset by an increase of $37,000, or 7.5% in customer service charges. During fiscal 2005, Intrieve was acquired by the John H. Harland Company, which required Greenville Federal to redeem its shares of Intrieve, resulting in the realized gain of $329,000 in fiscal 2005. Greenville Federal received additional proceeds from the redemption of its shares in fiscal 2006 totaling $35,000.

Comparison of results of operations for the fiscal years ended June 30, 2006, and June 30, 2005 (continued)

General, administrative and other expense. General, administrative and other expense totaled $3.8 million for the fiscal year ended June 30, 2006, a decrease of $355,000, or 8.6%, compared to fiscal 2005. The decrease in general, administrative and other expense was due primarily to a one-time $312,000 expense to withdraw from a multi-employer defined benefit pension plan, occurring in 2005, and a $94,000, or 4.3%, decrease in employee compensation and benefits, a decrease in charitable contributions of $50,000, a decrease of $32,000, or 6.9%, in occupancy and equipment and a decrease of $14,000, or 15.7%, in advertising. Offsetting these decreases in expenses were an increase of $127,000, or 30.6%, in other operating expense and a $19,000 or 4.8% increase in data processing. Greenville Federal's board of directors elected to terminate its participation in the multi-employer defined benefit pension plan during the fiscal year ended June 30, 2005, and recorded a charge of approximately $312,000 to reflect the estimated costs accrued for the plan participants through the date of termination. The decrease in employee compensation and benefits was due primarily to the termination of the multi-employer defined benefit pension plan, which resulted in a $372,000 decrease in expense, which was partially offset by expenses related to the new employee stock ownership plan of $90,000 and normal merit increases year to year. The decrease in charitable contributions expenses reflects our pledge of $50,000 to the Greenville Public Library capital campaign in 2005. The increase in data processing was due primarily to an increase in the customer base and increased usage of the ATM network and the internet banking service, as well as an increase in the rate structure from the data processor year to year. The decrease in occupancy and equipment expense was due primarily to a decrease in depreciation expense, as leasehold improvements for the branch opened in October 2000 were fully depreciated. The increase in other operating expense was due primarily to increases in consulting services, office supplies and professional costs relating to the reporting requirements of a public stock company.

Federal income taxes. Greenville Federal recorded a federal income tax provision of $212,000 for the fiscal year ended June 30, 2006, compared to the $32,000 credit provision recorded for fiscal 2005. The increase resulted primarily from an increase in pre-tax earnings of $708,000 year to year. The effective tax rate was 28.3% for the fiscal year ended June 30, 2006, which reflected the effect of a nontaxable increase in the cash surrender value of life insurance policies.

Average balance sheets

The following table presents certain of GFFC's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and Federal Home Loan Bank of Cincinnati advances for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from monthly balances, net of the allowance for losses on loans.

	Year ended June 30,					
	2006			2005		
	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate
	(Dollars in thousands)					
Loans receivable	$81,016	$5,387	6.65%	$ 75,323	$4,977	6.61%
Mortgage-backed securities	1,485	67	4.51	2,126	87	4.09
Investment securities	33,372	1,234	3.70	34,134	1,055	3.09
Other interest-bearing deposits	5,828	286	4.91	4,116	126	3.06
Total interest-earning assets	121,701	6,974	5.73	115,699	6,245	5.40
Non-interest-earning assets	8,706			8,521		
Total assets	$130,407			$124,220		
Interest-bearing deposits:						
Demand deposits	$ 4,876	28	0.57	$ 5,404	32	0.59
Savings deposits	22,589	172	0.76	24,741	179	0.72
Time deposits	49,244	1,670	3.39	47,653	1,361	2.86
Total interest-bearing deposits	76,709	1,870	2.44	77,798	1,572	2.02
Borrowings	30,621	1,420	4.64	28,290	1,405	4.97
Total interest-bearing liabilities	107,330	3,290	3.07	106,088	2,977	2.81
Non-interest-bearing demand deposits	4,119			3,429		
Non-interest-bearing liabilities	1,476			1,228		
Total liabilities	112,925			110,745		
Stockholders' equity	17,482			13,475		
Total liabilities and stockholders' equity	$130,407			$124,220		
Net interest income		$3,684			$3,268	
Interest rate spread			2.66%			2.59%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.03%			2.82%
Average interest-earning assets to average interest-bearing liabilities			113.39%			109.06%

Yields earned and rates paid

The following table sets forth, for the years and at the date indicated, the weighted-average yields earned on GFFC's interest-earning assets, the weighted-average interest rates paid on interest-bearing liabilities, the interest rate spread and the net interest margin on interest-earning assets. Such yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

	At June 30,	**Year ended June 30,**	
	2006	**2006**	**2005**
Weighted-average yield on loan portfolio	6.61%	6.65%	6.61%
Weighted-average yield on mortgage-backed securities	5.16	4.51	4.09
Weighted-average yield on investment securities	3.99	3.70	3.09
Weighted-average yield on interest-bearing deposits	5.46	4.91	3.06
Weighted-average yield on all interest-earning assets	5.85	5.73	5.40
Weighted-average interest rate on deposits	2.82	2.44	2.02
Weighted-average interest rate on Federal Home Loan Bank advances	4.81	4.64	4.97
Weighted-average interest rate paid on all interest-bearing liabilities	3.35	3.07	2.81
Interest rate spread (spread between weighted-average interest rate on all interest-earning assets and all interest-earning liabilities)	2.50	2.66	2.59
Net interest margin (net interest income as a percentage of average interest-earning assets)	N/A	3.03	2.82

Yields earned and rates paid (continued)

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected GFFC's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30, 2006 vs. 2005		
	Increase (decrease) due to		
	Volume	Rate	Total
		(In thousands)	
Interest income attributable to:			
Loans receivable	$ 32	$378	$410
Mortgage-backed securities	8	(28)	(20)
Investment securities	203	(24)	179
interest-earning deposits	95	65	160
Total interest income	338	391	729
Interest expense attributable to:			
Interest-bearing demand deposits	(1)	(3)	(4)
Savings deposits	9	(16)	(7)
Time deposits	262	47	309
Federal Home Loan Bank advances	(96)	111	15
Total interest expense	174	139	313
Increase in net interest income	$164	$252	$416

Asset and liability management

Greenville Federal, like other financial institutions, is subject to interest rate risk to the extent that our interest-earning assets reprice differently than our interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Greenville Federal uses the net portfolio value ("NPV") methodology adopted by the Office of Thrift Supervision.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical change in market interest rates. Both increases and decreases in market interest rates are considered.

Presented below, as of June 30, 2006 and 2005, is an analysis of Greenville Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in market interest rates.

Asset and liability management (continued)

As illustrated in the tables, Greenville Federal's NPV is more sensitive to rising rates than declining rates. Differences in sensitivity occur principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest Greenville Federal would receive on its loans would increase relatively slowly as loans are slowly repaid and new loans at higher rates are made. Moreover, the interest Greenville Federal would pay on deposits would increase because deposits generally have shorter periods to repricing. A possible flow of funds away from savings institutions into direct investments or other investment vehicles, such as mutual funds, which can occur for a number of reasons, may also affect our NPV. Assumptions used in calculating the amounts in this table are Office of Thrift Supervision assumptions.

June 30, 2006

Change in Interest rates (basis points) (1)	Net portfolio value (2)			Net portfolio value as a percentage of present value of assets (3)	
		Estimated increase (decrease) in NPV			
	Estimated NPV	Amount	Percent	NPV ratio (4)	Change in basis points
	(Dollars in thousands)				
+300	$18,525	$(4,993)	(21)%	14.61%	(283) bp
+200	20,252	(3,266)	(14)	15.63	(181)
+100	21,988	(1,530)	(7)	16.62	(82)
0	23,518	-	-	17.44	-
-100	24,324	806	3	17.79	35
-200	24,083	565	2	17.50	6

June 30, 2005

Change in Interest rates (basis points) (1)	Net portfolio value (2)			Net portfolio value as a percentage of present value of assets (3)	
		Estimated increase (decrease) in NPV			
	Estimated NPV	Amount	Percent	NPV ratio (4)	Change in basis points
	(Dollars in thousands)				
+300	$15,324	$(3,546)	(19)%	12.30%	(203) bp
+200	16,839	(2,031)	(11)	13.23	(110)
+100	18,170	(700)	(4)	14.01	(32)
0	18,870	-	-	14.33	-
-100	18,314	(556)	(3)	13.83	(50)
-200	17,304	(1,566)	(8)	13.04	(129)

---

(1) One hundred basis points equals one percent. Assumes an instantaneous uniform change in interest rates at all maturities.

(2) Net portfolio value represents the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities.

(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4) NPV ratio represents the net portfolio value divided by the present value of assets.

Asset and liability management (continued)

The change in our NPV that would have been caused by the respective interest rate shock was within the policy limits set by the board of directors. The board of directors considers the results of each quarterly analysis and factors the information into its decision in adjusting the pricing of loans and deposits in the future.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

If interest rates continue to rise from the recent levels, Greenville Federal's net interest income will be slightly positively affected, although those same rising interest rates may negatively affect Greenville Federal's earnings due to diminished loan demand. In order to maintain Greenville Federal's net interest margin, management is continually developing and modifying Greenville Federal's strategies to stimulate the demand for quality loans and tailoring the types of loan products available that can be adjusted to match the current market conditions.

Liquidity and capital resources

GFFC's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the fiscal years ended June 30, 2006 and 2005.

	Year ended June 30,	
	2006	2005
	(In thousands)	
Net earnings	$ 535	$ 71
Adjustments to reconcile net earnings to net cash from operating activities	78	(345)
Net cash provided by (used in) operating activities	613	(274)
Net cash provided by (used in) investing activities	(5,321)	(3,765)
Net cash provided by (used in) financing activities	4,246	(147)
Net decrease in cash and cash equivalents	(462)	(4,186)
Cash and cash equivalents at beginning of year	3,716	7,902
Cash and cash equivalents at end of year	$3,254	$3,716

GFFC's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. The Corporation also borrows from the Federal Home Loan Bank of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. The Corporation historically has not used derivative or hedging instruments, and management currently has no intention of using such instruments in the foreseeable future.

Liquidity and capital resources (continued)

Office of Thrift Supervision regulations require Greenville Federal to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in United States Treasury obligations, federal agency obligations and other investments having maturities of five years or less, in an amount sufficient to provide a source of relatively liquid funds upon which Greenville Federal may rely if necessary to fund deposit withdrawals or other short-term funding needs. At June 30, 2006, Greenville Federal had commitments to originate loans totaling $1.4 million and no commitments to purchase or sell loans. Greenville Federal considers its capital reserves sufficient to meet its outstanding short- and long-term needs. Adjustments to liquidity and capital reserves may be necessary, however, if loan demand increases more than expected or if deposits decrease substantially.

The following table sets forth information regarding Greenville Federal's obligations and commitments to make future payments under contract as of June 30, 2006.

	Payments due by period				
	1 year or less	Over 1-3 years	Over 3-5 years	More than 5 years	Total
	(In thousands)				
Contractual obligations:					
Advances from the Federal Home Loan Bank	$ 6,927	$12,055	$ 7,473	$1,722	$28,177
Certificate of deposit maturities	29,013	14,417	5,077	-	48,507
Amount of commitments expiration per period:					
Commitments to originate one- to four-family loans	1,395	-	-	-	1,395
Letters of credit	20	-	-	-	20
Home equity and commercial lines of credit	3,274	-	-	-	3,274
Undisbursed loans in process	1,604	-	-	-	1,604
Lease obligations	48	16	-	-	64
Charitable contributions pledged	10	20	-	-	30
Total contractual obligations	$42,291	$26,508	$12,550	$1,722	$83,071

We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

Greenville Federal is required by applicable law to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Greenville Federal exceeded all of its capital requirements at June 30, 2006.

The following tables summarize Greenville Federal's regulatory capital requirements and actual capital at June 30, 2006:

	June 30, 2006					
	Regulatory capital		Current requirement		Excess of regulatory capital over current requirement	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Tangible capital	$18,226	13.9%	$1,965	1.5%	$16,261	12.4%
Core capital	$18,226	13.9%	$5,240	4.0%	$12,986	9.9%
Risk-based capital	$18,797	27.2%	$5,537	8.0%	$13,260	19.2%

Impact of Inflation and Changing Prices

The consolidated financial statements and notes included herein have been prepared in accordance with U.S. GAAP. U.S. GAAP requires us to measure financial position and operating results in terms of historical dollars, and changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as on changes in monetary and fiscal policies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Greenville Federal Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Greenville Federal Financial Corporation (successor-in-interest to Greenville Federal Savings and Loan Association) as of June 30, 2006 and 2005, and the related consolidated statements of earnings, comprehensive income (loss), stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greenville Federal Financial Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
September 12, 2006

4000 Smith Road
Suite 500
Cincinnati, OH 45209-1967
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

GREENVILLE FEDERAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2006 and 2005
(In thousands)

ASSETS	2006	2005
Cash and due from banks	$ 2,225	$ 2,119
Interest-bearing deposits in other financial institutions	1,029	1,597
Cash and cash equivalents	3,254	3,716
Investment securities designated as available for sale - at market	16,204	15,717
Investment securities designated as held to maturity - at amortized cost, approximate market value of $16,596 and $17,852 at June 30, 2006 and 2005, respectively	17,041	18,050
Mortgage-backed securities designated as held to maturity - at amortized cost, approximate market value of $2,164 and $1,755 at June 30, 2006 and 2005, respectively	2,172	1,737
Loans receivable - net	83,452	78,189
Office premises and equipment - at depreciated cost	2,069	2,133
Real estate acquired through foreclosure	-	81
Stock in Federal Home Loan Bank - at cost	1,869	1,769
Cash surrender value of life insurance	3,705	3,571
Accrued interest receivable on loans	418	418
Accrued interest receivable on mortgage-backed securities	11	8
Accrued interest receivable on investment securities and other	146	146
Prepaid expenses and other assets	367	513
Total assets	$130,708	$126,048
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 78,782	$ 78,898
Advances from the Federal Home Loan Bank	28,177	32,243
Advances by borrowers for taxes and insurance	355	333
Accrued interest payable	271	205
Other liabilities	440	589
Accrued federal income taxes	60	23
Deferred federal income taxes	41	98
Total liabilities	108,126	112,389
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock - authorized 1,000,000 shares, $.01 par value; no shares issued	-	-
Common stock - authorized 8,000,000 shares, $.01 par value; 2,298,411 shares issued and outstanding	23	-
Additional paid-in capital	9,400	-
Retained earnings - restricted	14,285	13,866
Shares acquired by Employee Stock Ownership Plan	(811)	-
Accumulated comprehensive loss - unrealized losses on securities designated as available for sale, net of related tax benefits	(315)	(207)
Total stockholders' equity	22,582	13,659
Total liabilities and stockholders' equity	$130,708	$126,048

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended June 30, 2006 and 2005
(In thousands)

	2006	2005
Interest income		
Loans	$5,387	$4,977
Mortgage-backed securities	67	87
Investment securities	1,234	1,055
Interest-bearing deposits and other	286	126
Total interest income	6,974	6,245
Interest expense		
Deposits	1,870	1,572
Borrowings	1,420	1,405
Total interest expense	3,290	2,977
Net interest income	3,684	3,268
Provision for losses on loans	25	216
Net interest income after provision for losses on loans	3,659	3,052
Other income		
Customer service charges	529	492
Gain on sale of real estate acquired through foreclosure	31	24
Gain on redemption of investment security	35	329
Other operating	243	247
Total other income	838	1,092
General, administrative and other expense		
Employee compensation and benefits	2,087	2,181
Multi-employer pension plan termination costs	-	312
Occupancy and equipment	434	466
Franchise taxes	185	184
Data processing	414	395
Advertising	75	89
Charitable contributions	13	63
Other operating	542	415
Total general, administrative and other expense	3,750	4,105
Earnings before federal income taxes (credits)	747	39
Federal income taxes (credits)		
Current	213	28
Deferred	(1)	(60)
Total federal income taxes (credits)	212	(32)
NET EARNINGS	$ 535	$ 71

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended June 30, 2006 and 2005
(In thousands)

	2006	2005
Net earnings	$ 535	$ 71
Other comprehensive loss, net of related tax benefits:		
Unrealized holding losses on securities during the year, net of tax benefits of $56 and $44 for the years ended June 30, 2006 and 2005, respectively	(108)	(85)
Comprehensive income (loss)	**$ 427**	**$ (14)**
Accumulated comprehensive loss	**$(315)**	**$(207)**

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended June 30, 2006 and 2005
(In thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Shares acquired by employee stock ownership plan	Unrealized losses on securities designated as available for sale	Total
Balance at July 1, 2004	$-	$ -	$13,795	$ -	$(122)	$13,673
Unrealized losses on securities designated as available for sale, net of related tax benefits	-	-	-	-	(85)	(85)
Net earnings for the year ended June 30, 2005	-	-	71	-	-	71
Balance at June 30, 2005	-	-	13,866	-	(207)	13,659
Proceeds from issuance of common stock - net	23	9,400	(50)	(901)	-	8,472
Unrealized losses on securities designated as available for sale, net of related tax benefits	-	-	-	-	(108)	(108)
Net earnings for the year ended June 30, 2006	-	-	535	-	-	535
Cash dividends paid of $.07 per share	-	-	(66)	-	-	(66)
Amortization of Employee Stock Ownership Plan (ESOP) expense	-	-	-	90	-	90
Balance at June 30, 2006	$ 23	$9,400	$14,285	$(811)	$(315)	$22,582

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2006 and 2005
(In thousands)

	2006	2005
Cash flows from operating activities:		
Net earnings for the year	$ 535	$ 71
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Accretion and amortization of premiums and discounts on investment and mortgage-backed securities - net	1	-
Amortization of deferred loan origination fees	(50)	(81)
Depreciation and amortization	177	208
Amortization of mortgage servicing rights	22	9
Amortization of ESOP expense	90	-
Provision for losses on loans	25	216
Gain on sale of real estate acquired through foreclosure	(31)	(24)
Gain on redemption of investment security	(35)	(329)
Federal Home Loan Bank stock dividends	(100)	(76)
Increase in cash surrender value of life insurance	(134)	(136)
Increase (decrease) in cash due to changes in:		
Accrued interest receivable on loans	-	(1)
Accrued interest receivable on mortgage-backed securities	(3)	5
Prepaid expenses and other assets	146	(120)
Accrued interest payable	66	44
Other liabilities	(132)	(101)
Federal income taxes		
Current	37	101
Deferred	(1)	(60)
Net cash provided by (used in) operating activities	613	(274)
Cash flows used in investing activities:		
Purchases of investment securities designated as available for sale	(650)	(440)
Purchases of investment securities designated as held to maturity	-	(2,050)
Proceeds from redemption of investment securities	35	344
Proceeds from maturity of investment securities designated as held to maturity	1,009	3,000
Purchases of mortgage-backed securities designated as held to maturity	(975)	-
Proceeds from repayment of mortgage-backed securities	539	853
Loan principal repayments	18,594	19,430
Loan disbursements	(23,825)	(25,202)
Purchase of office premises and equipment	(113)	(65)
Proceeds from sale of real estate acquired through foreclosure	68	68
Additions to real estate acquired through foreclosure	(3)	-
Decrease in certificates of deposit in other financial institutions	-	297
Net cash used in investing activities	(5,321)	(3,765)
Net cash used in operating and investing activities (subtotal carried forward)	(4,708)	(4,039)

GREENVILLE FEDERAL FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended June 30, 2006 and 2005
(In thousands)

	2006	2005
Net cash used in operating and investing activities (subtotal brought forward)	$(4,708)	$(4,039)
Cash flows provided by (used in) financing activities:		
Net decrease in deposit accounts	(116)	(5,059)
Proceeds from Federal Home Loan Bank advances	10,000	9,000
Repayment of Federal Home Loan Bank advances	(14,066)	(4,104)
Advances by borrowers for taxes and insurance	22	16
Proceeds from issuance of common stock, net	8,472	-
Dividends paid on comon stock	(66)	-
Net cash provided by (used in) financing activities	4,246	(147)
Net decrease in cash and cash equivalents	(462)	(4,186)
Cash and cash equivalents at beginning of year	3,716	7,902
Cash and cash equivalents at end of year	$ 3,254	$ 3,716
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest on deposits and borrowings	$ 3,224	$ 2,933
Federal income taxes	$ 175	$ -
Supplemental disclosure of noncash investing activities:		
Transfers from loans to real estate acquired through foreclosure	$ 54	$ 391
Loans originated upon sale of real estate acquired through foreclosure	$ 83	$ 355
Unrealized losses on securities designated as available for sale, net of related tax benefits	$ (108)	$ (85)

The accompanying notes are an integral part of these statements.

GREENVILLE FEDERAL FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 and 2005

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Greenville Federal Financial Corporation (the "Corporation" or "GFFC") is the federally chartered savings and loan holding company of Greenville Federal and was formed upon the completion of the conversion of Greenville Federal into the stock form of organization and its reorganization into the mutual holding company structure (the "Reorganization") pursuant to Greenville Federal's Third Amended Plan of Reorganization and Stock Issuance Plan (the "Plan"). Pursuant to the Plan, on January 4, 2006, Greenville Federal converted into the stock form of ownership and issued all of its outstanding stock to the Corporation, and the Corporation sold 45% of its outstanding common stock, at $10.00 per share, to Greenville Federal's depositors and others, including a newly formed employee stock ownership plan, and 55% of its outstanding common stock to Greenville Federal MHC, a federally chartered mutual holding company. The costs of the Reorganization and sale of the common stock were deducted from the proceeds of the offering.

Greenville Federal, located in Greenville, Ohio, conducts a general banking business in west-central Ohio, which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Greenville Federal's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Greenville Federal can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of GFFC, Greenville Federal and Greenville Federal's wholly-owned subsidiary, Greenville Financial Service Corporation ("Greenville Financial"). Greenville Financial was incorporated for the primary purpose of holding shares in Greenville Federal's data processing service provider, Intrieve, Inc. The principal assets of Greenville Financial prior to April 2005, were an investment in common stock of Intrieve, Inc. and an intercompany cash balance, both of which together totaled less than $30,000; Greenville Financial had no liabilities and insignificant historic results of operations. In April 2005, Intrieve, Inc. was acquired by John H. Harland Company. As a result, Greenville Financial's investment in the common stock of Intrieve was redeemed, resulting in realized gains of $35,000 and $329,000 for the fiscal years ended June 30, 2006 and 2005, respectively. Greenville Financial transferred its cash to Greenville Federal and then was dissolved on June 30, 2006. All intercompany transactions and balances have been eliminated.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

2. Investment and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at amortized cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity.

Realized gains and losses on sales of securities are recognized using the specific identification method.

3. Loans Receivable

Loans held in the portfolio are stated at the principal balance outstanding, adjusted for deferred loan origination fees and costs and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. The Corporation had no loans held for sale at June 30, 2006 and 2005.

The Corporation accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Corporation recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Corporation, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

3. Loans Receivable (continued)

A summary of the Corporation's mortgage servicing rights for the fiscal years ended June 30, 2006 and 2005 is as follows:

	2006	2005
	(In thousands)	
Balance at beginning of year	$208	$239
Recognition of mortgage servicing rights on sale of loans	-	-
Amortization of mortgage servicing rights	(23)	(31)
Balance at end of year	$185	$208
Valuation allowance for impairment at beginning of year	$ (3)	$ (24)
Valuation allowance recovered	3	21
Valuation allowance for impairment at end of year	$-	$ (3)
Net carrying value of mortgage servicing rights at end of year	$185	$205

At June 30, 2006 and 2005, the fair value of the Corporation's mortgage servicing rights approximated the net carry values at the respective dates set forth above. Mortgage servicing rights are included within the prepaid expenses and other assets caption in the consolidated statements of financial condition.

4. Loan Origination Fees and Costs

The Corporation accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses

It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary market area. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family, nonresidential and commercial real estate loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried, as a practical expedient, at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than 120 days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. The Corporation had no loans that would be defined as impaired at June 30, 2006 or 2005.

6. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be forty years for buildings and improvements, three to ten years for furniture and equipment, and five years for automobiles. An accelerated method is used for tax reporting purposes.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

7. Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Investment in Federal Home Loan Bank Stock

Greenville Federal is required, as a condition of membership in the Federal Home Loan Bank of Cincinnati (FHLB), to maintain an investment in FHLB common stock. The stock is redeemable at par and, therefore, its cost is equivalent to its redemption value. Greenville Federal's ability to redeem FHLB shares is dependent on the redemption practices of the FHLB. At June 30, 2006, the FHLB placed no restrictions on redemption of shares in excess of a member's required investment in the stock.

9. Federal Income Taxes

The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for Federal Home Loan Bank stock dividends, deferred loan origination fees and costs, mortgage servicing rights and the allowance for loan losses. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

10. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions (including the FHLB and the Federal Reserve Bank) with original terms to maturity of less than ninety days.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

11. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2006 and 2005:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate, commercial and consumer loans. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of checking and NOW accounts, savings accounts, and money market deposits is deemed to approximate the amount payable on demand at June 30, 2006 and 2005. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2006 and 2005, the fair value of loan commitments was not material.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

11. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at June 30:

	2006		2005	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 3,254	$ 3,254	$ 3,716	$ 3,716
Investment securities available for sale	16,204	16,204	15,717	15,717
Investment securities held to maturity	17,041	16,596	18,050	17,852
Mortgage-backed securities	2,172	2,164	1,737	1,755
Loans receivable	83,452	82,362	78,189	80,666
Federal Home Loan Bank stock	1,869	1,869	1,769	1,769
	$123,992	$122,449	$119,178	$121,475
Financial liabilities				
Deposits	$ 78,782	$ 78,967	$ 78,898	$ 79,285
Advances from the Federal Home Loan Bank	28,177	27,078	32,243	31,290
Advances by borrowers for taxes and insurance	355	355	333	333
	$107,314	$106,400	$111,474	$110,908

12. Cash Surrender Value of Life Insurance

The cash surrender value of bank-owned life insurance policies represents the value of life insurance policies on certain officers of the Corporation for which the Corporation is the beneficiary. The Corporation accounts for these assets using the cash surrender value method in determining the carrying value of the insurance policies.

13. Advertising

Advertising costs are expensed when incurred.

14. Earnings Per Share

Earnings per share is not applicable for either of the periods presented as the Corporation was not a stock organization for a full year.

15. Reclassifications

Certain prior year amounts have been reclassified to conform to 2006 consolidated financial statement presentation.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

16. Recent Accounting Developments

In December 2004, the Financial Accounting Standards Board ("FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123(R) "Share Based Payment", requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee stock options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Excess tax benefits, as defined by SFAS No. 123(R), will be recognized as an addition to additional paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid-in capital to which it can be offset.

Compensation cost is required to be recognized in the beginning of the first interim or annual period that begins after December 15, 2005, or July 1, 2006 as to the Corporation. The Corporation currently has no stock option or other share-based incentive plans that are subject to the provisions of SFAS No. 123(R). However, management contemplates that share-based compensation plans will be submitted to stockholders for a vote. If such plans are ultimately approved by the stockholders, the Corporation will be required to expense share-based compensation pursuant to SFAS No. 123(R).

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of SFAS No. 140," to simplify the accounting for separately recognized servicing assets and servicing liabilities. Specifically, SFAS No. 156 amends SFAS No. 140 to require an entity to take the following steps:

- Separately recognize financial assets as servicing assets or servicing liabilities, each time it undertakes an obligation to service a financial asset by entering into certain kinds of servicing contracts;

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

16. Recent Accounting Developments (continued)

- Initially measure all separately recognized servicing assets and liabilities at fair value, if practicable; and
- Separately present servicing assets and liabilities subsequently measured at fair value in the statement of financial condition and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Additionally, SFAS No. 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS No. 156 also permits a servicer that uses derivative financial instruments to offset risks on servicing to use fair value measurement when reporting both the derivative financial instrument and related servicing asset or liability.

SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006, or July 1, 2007 as to the Corporation, with earlier application permitted. The Corporation is currently evaluating SFAS No. 156, but does not expect it to have a material effect on the Corporation's financial condition or results of operations.

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at June 30 are shown below.

	June 30, 2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
Asset management fund	$16,681	$-	$(477)	$16,204
Held to maturity:				
Municipal obligations	$ 41	$-	$ -	$ 41
Federal Home Loan Mortgage Corporation bonds	2,000	-	(54)	1,946
Federal National Mortgage Association bonds	6,000	-	(132)	5,868
Federal Home Loan Bank bonds	9,000	-	(259)	8,741
	$17,041	$-	$(445)	$16,596

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

	June 30, 2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
Asset management fund	$16,030	$ -	$(313)	$15,717
Held to maturity:				
Municipal obligations	$ 50	$ -	$ -	$ 50
Federal Home Loan Mortgage Corporation bonds	2,000	-	(6)	1,994
Federal National Mortgage Association bonds	7,000	-	(77)	6,923
Federal Home Loan Bank bonds	9,000	-	(115)	8,885
	$18,050	$ -	$(198)	$17,852

The amortized cost and estimated fair value of U.S. Government agency, government sponsored entities and municipal obligations held to maturity, by term to maturity at June 30, 2006 and 2005, are shown below.

	June 30,			
	2006		2005	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(In thousands)			
Held to maturity:				
Due within one year	$ 6,000	$ 5,924	$ 1,009	$ 1,002
Due after one year through three years	11,000	10,631	8,020	7,902
Due after three years through five years	41	41	9,021	8,948
Total held to maturity	$17,041	$16,596	$18,050	$17,852

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities designated as held to maturity at June 30 are shown below.

	June 30, 2006			
	Amortized cost	Gross unrealized gains (In thousands)	Gross unrealized losses	Estimated fair value
Federal Home Loan Mortgage Corporation participation certificates	$ 344	$ 2	$ (1)	$ 346
Federal National Mortgage Association participation certificates	1,807	1	(10)	1,797
Government National Mortgage Association participation certificates	21	-	-	21
Total mortgage-backed securities	$2,172	$ 3	$ (11)	$2,164

	June 30, 2005			
	Amortized cost	Gross unrealized gains (In thousands)	Gross unrealized losses	Estimated fair value
Federal Home Loan Mortgage Corporation participation certificates	$ 529	$ 9	$-	$ 538
Federal National Mortgage Association participation certificates	1,181	9	(1)	1,189
Government National Mortgage Association participation certificates	27	1	-	28
Total mortgage-backed securities	$1,737	$ 19	$ (1)	$1,755

The amortized cost and estimated fair values of mortgage-backed securities at June 30, 2006 and 2005, by contractual term to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	June 30,			
	2006		2005	
	Amortized cost	Estimated fair value (In thousands)	Amortized cost	Estimated fair value
Due in less than three years	$ 29	$ 30	$ -	$ -
Due in three to five years	2	2	57	59
Due in five to ten years	20	20	3	4
Due after ten years	2,121	2,112	1,677	1,692
	$2,172	$2,164	$1,737	$1,755

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

The tables below indicate the length of time individual securities have been in a continuous unrealized loss position at June 30, 2006 and 2005:

	June 30, 2006 (Dollars in thousands)								
	Less than 12 months			12 months or longer			Total		
Description of securities	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses
Investment securities held to maturity	-	$ -	$-	17	$16,555	$(445)	17	$16,555	$(445)
Investment securities available for sale	-	-	-	1	16,681	(477)	1	16,681	(477)
Mortgage-backed securities	12	1,825	(11)	-	-	-	12	1,825	(11)
Total temporarily impaired securities	12	$1,825	$(11)	18	$33,236	$(922)	30	$35,061	$(933)

	June 30, 2005 (Dollars in thousands)								
	Less than 12 months			12 months or longer			Total		
Description of securities	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses
Investment securities held to maturity	9	$8,940	$ (61)	8	$ 7,862	$(137)	17	$16,802	$(198)
Investment securities available for sale	-	-	-	1	15,717	(313)	1	15,717	(313)
Mortgage-backed securities	-	-	-	1	66	(1)	1	66	(1)
Total temporarily impaired securities	9	$8,940	$(61)	10	$23,645	$(451)	19	$32,585	$(512)

The Corporation's investments are generally limited to issuances of U. S. Government, government agencies, government sponsored entities and other high quality debt instruments. The asset management fund represents an open-ended adjustable-rate mortgage fund. The fund invests primarily in high quality adjustable-rate mortgage-related investments, with a target duration generally no shorter than a six-month U. S. Treasury Bill and no longer than a one-year U.S. Treasury Bill. The fund may also invest in U.S. Government and agency securities, government sponsored entities, certificates of deposit, repurchase agreements and bankers' acceptances.

Management has the intent and ability to hold these securities, including asset management funds, for the foreseeable future. The decline in fair value is primarily due to upward movement in market interest rates. In the opinion of management, the unrealized losses on investment and mortgage-backed securities held to maturity are expected to recover as securities approach the respective maturity dates. The unrealized losses on the asset management fund are expected to recover as the underlying adjustable-rate securities reprice.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at June 30 is as follows:

	2006	2005
	(In thousands)	
Residential real estate		
One- to four-family	$68,604	$65,060
Multi-family	3,936	3,872
Construction	1,984	1,336
Nonresidential real estate	4,181	3,818
Commercial	4,258	3,092
Consumer and other	3,089	2,524
	86,052	79,702
Less:		
Unearned interest	14	11
Deferred loan origination fees, net	403	320
Allowance for loan losses	579	590
Undisbursed portion of loans in process	1,604	592
	$83,452	**$78,189**

The Corporation's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $72.9 million, or 87% of the total loan portfolio at June 30, 2006, and approximately $69.7 million, or 89% of the total loan portfolio at June 30, 2005. The preponderence of such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Corporation with adequate collateral coverage in the event of default. Nevertheless, the Corporation, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of west central Ohio, thereby impairing collateral values.

The Corporation has sold loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $17.1 million and $20.0 million at June 30, 2006 and 2005, respectively.

In the ordinary course of business, the Corporation has made loans to some of its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $584,000 and $414,000 at June 30, 2006 and 2005, respectively. During the fiscal year ended June 30, 2006, new borrowings to related parties amounted to $182,000 and repayments totaled $12,000. Additionally, line of credit commitments to related parties totaled $167,000 and $184,000 at June 30, 2006 and 2005, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the years ended June 30 is summarized as follows:

	2006	2005
	(In thousands)	
Balance at beginning of year	$590	$456
Provision for losses on loans	25	216
Charge-offs of loans	(36)	(102)
Recoveries	-	20
Balance at end of year	**$579**	**$590**

As of June 30, 2006 and 2005, approximately $571,000 and $542,000, respectively, of the Corporation's allowance for loan losses was general in nature and was includible as a component of regulatory risk-based capital.

At June 30, 2006 and 2005, the Corporation had nonperforming loans totaling $529,000 and $311,000, respectively. Interest income that would have been recognized had such nonperforming loans performed pursuant to contractual terms totaled approximately $12,000 and $9,000 for the years ended June 30, 2006 and 2005, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are summarized as follows at June 30:

	2006	2005
	(In thousands)	
Land	$ 572	$ 572
Leasehold improvements	204	204
Buildings and improvements	1,716	1,716
Furniture and equipment	1,493	1,479
Vehicles	13	20
	3,998	3,991
Less accumulated depreciation and amortization	(1,929)	(1,858)
	$2,069	**$2,133**

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-average interest rate	**2006** Amount	**2006** %	**2005** Amount	**2005** %
	(Dollars in thousands)			
Non-interest-bearing checking	$ 4,153	5.3%	$ 3,553	4.5%
NOW accounts				
2006 - 0.56%	4,859	6.2		
2005 - 0.56%			5,172	6.6
Money market accounts				
2006 - 0.60%	602	0.7		
2005 - 0.60%			958	1.2
Savings accounts				
2006 - 1.04%	20,661	26.2		
2005 - 0.73%			22,435	28.4
Total demand, transaction and savings deposits	30,275	38.4	32,118	40.7
Certificates of deposit				
Original maturities of:				
Less than twelve months				
2006 - 4.01%	19,045	24.2		
2005 - 2.04%			18,033	22.9
Twelve months to thirty-six months				
2006 - 3.44%	15,934	20.2		
2005 - 2.58%			14,190	18.0
Thirty-six months and greater				
2006 - 3.95%	13,528	17.2		
2005 - 4.11%			14,557	18.4
Total certificates of deposit	48,507	61.6	46,780	59.3
Total deposit accounts	$78,782	100.0%	$78,898	100.0%

The Corporation had certificate of deposit accounts with balances in excess of $100,000 totaling approximately $10.5 million and $8.1 million at June 30, 2006 and 2005, respectively. Deposits with balances greater than $100,000 are not federally insured. At June 30, 2006, the Corporation had letters of credit from the Federal Home Loan Bank totaling $7.2 million to secure certain deposits.

In the ordinary course of business, Greenville Federal maintains deposit accounts for some officers, directors, and other related interests. Related party deposit accounts were made on the same terms as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of related party deposits totaled $439,000 and $769,000 at June 30, 2006 and 2005, respectively.

NOTE F - DEPOSITS (continued)

Interest expense on deposits is summarized as follows for the years ended June 30:

	2006	2005
	(In thousands)	
Demand, transaction and savings accounts	$ 204	$ 211
Certificate of deposit accounts	1,666	1,361
	$1,870	$1,572

Maturities of certificate of deposit accounts as of June 30 are as follows:

	2006	2005
	(In thousands)	
Due within three months	$12,879	$10,927
Due after three months to six months	8,764	8,075
Due after six months to one year	7,370	8,037
Due after one year to three years	14,417	13,917
Due after three years	5,077	5,824
	$48,507	$46,780

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2006, by a blanket pledge of residential real estate mortgage loans totaling $35.2 million and the Corporation's investment in Federal Home Loan Bank stock, are summarized as follows:

Maturing in fiscal year ending June 30,	2006	2005
	(Dollars in thousands)	
2006	$ -	$ 7,485
2007	6,927	6,508
2008	9,283	9,283
2009	2,772	2,772
2010	2,391	2,391
2011	5,082	2,082
Thereafter	1,722	1,722
	$28,177	$32,243
Weighted-average interest rate	4.81%	4.77%

NOTE H - FEDERAL INCOME TAXES (CREDITS)

The provision for federal income taxes (credits) differs from that computed at the statutory corporate rate for the fiscal years ended June 30 as follows:

	2006	2005
	(In thousands)	
Federal income taxes computed at the 34% statutory rate	$254	$ 13
Increase (decrease) in taxes resulting from:		
Increase in cash surrender value of life insurance	(41)	(51)
Other	(1)	6
Federal income tax provision (credits) per consolidated financial statements	**$212**	**$ (32)**
Effective rate of tax (benefit)	**28.4%**	**N/M** [1]

[1] N/M = Not meaningful.

The composition of the Corporation's net deferred tax liability at June 30 is as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	2006	2005
	(In thousands)	
Deferred tax assets:		
General loan loss allowance	$194	$184
Deferred loan origination fees	85	49
Charitable contributions	10	24
Unrealized losses on securities available for sale	162	106
Other	4	3
Deferred tax assets	455	366
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	(378)	(344)
Difference between book and tax depreciation	(23)	(20)
Mortgage servicing rights	(63)	(70)
Prepaid expenses and other	(32)	(30)
Deferred tax liabilities	(496)	(464)
Net deferred tax liability	**$ (41)**	**$ (98)**

NOTE H - FEDERAL INCOME TAXES (CREDITS) (continued)

Prior to 1997, the Corporation was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that previously qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2006, include approximately $1.8 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $600,000 at June 30, 2006.

Management believes that it is more likely than not that the results of future operations, as integrated with the reversal of deferred tax credits, will generate sufficient taxable income to realize reported deferred tax assets.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Corporation's involvement in such financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations, including receipt of collateral, as those utilized for on-balance-sheet instruments.

At June 30, 2006, the Corporation had outstanding commitments of $110,000 to originate adjustable-rate loans and $1.3 million to originate fixed-rate loans at interest rates ranging from 6.0% to 11.0%. Additionally, the Corporation had commitments under unused lines of credit for home equity loans and commerical loans totaling approximately $3.0 million and $314,000, respectively. Finally, the Corporation had commitments under stand-by letters of credit totaling approximately $20,000. Stand-by letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2006 and will be funded from normal cash flow from operations.

The Corporation had no contingent liabilities at June 30, 2006 and 2005.

NOTE J - LEASE COMMITMENTS

The Corporation conducts a portion of its operations in leased facilities under noncancelable operating leases scheduled to expire in fiscal 2008. The minimum rental commitment under operating leases, excluding sublease income, totaled $48,000 and $16,000 for the fiscal years ended June 30, 2007 and 2008, respectively.

Rental expense for all operating leases totaled approximately $47,000 and $46,000 for the fiscal years ended June 30, 2006 and 2005, respectively.

NOTE K - BENEFIT PLANS

The Corporation has a contributory 401(k) plan which covers substantially all employees. Eligible participants of the plan may voluntarily make contributions up to 25% of annual compensation. Employer contributions to the plan are required in an amount equal to 100% of the employees' contributions, not to exceed 6% of the employees' eligible salary level. The expense for this plan totaled approximately $76,000 and $69,000 for fiscal years ended June 30, 2006 and 2005, respectively.

In connection with the Reorganization, the Corporation implemented an employee stock ownership plan ("ESOP") which provides retirement benefits for substantially all full-time employees who are credited with at least 1,000 hours of service on the last day of the 12-month period beginning on their employment commencement date or, to the extent necessary, the last day of any plan year thereafter beginning with the plan year that includes the first anniversary of the employee's commencement date. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given year. Allocation of shares to the ESOP participants are contingent upon the repayment of a loan to the Corporation totaling $808,000 at June 30, 2006. The Corporation recorded expense for the ESOP of approximately $90,000 for the year ended June 30, 2006.

The Corporation also participated in a noncontributory, multi-employer defined benefit pension fund covering all employees who qualified as to length of service. Contributions were based upon covered employees' ages and salaries. During fiscal 2005, the Corporation elected to withdraw from this plan. A charge of $312,000 was recorded for the final withdrawal liability. The Corporation recorded expense totaling approximately $684,000 for the plan for the fiscal year ended June 30, 2005. With payment of the terminating contribution, the Corporation has no further liability for vested benefits.

NOTE L - REGULATORY CAPITAL

Greenville Federal is subject to the regulatory capital requirements of the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on Greenville Federal's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Greenville Federal must meet specific capital guidelines that involve quantitative measures of Greenville Federal's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Greenville Federal's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those savings institutions with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, Greenville Federal multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2006, Greenville Federal was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" Greenville Federal must maintain minimum capital ratios as set forth in the following table.

As of June 30, 2006 and 2005, management believes that Greenville Federal met all capital adequacy requirements to which it was subject.

As of June 30, 2006

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$18,226	13.9%	≥$1,965	≥1.5%	≥$6,550	≥ 5.0%
Core capital	$18,226	13.9%	≥$5,240	≥4.0%	≥$7,860	≥ 6.0%
Risk-based capital	$18,797	27.2%	≥$5,537	≥8.0%	≥$6,921	≥10.0%

NOTE L - REGULATORY CAPITAL (continued)

	As of June 30, 2005					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$13,845	10.9%	≥$1,899	≥1.5%	≥$6,331	≥ 5.0%
Core capital	$13,845	10.9%	≥$5,065	≥4.0%	≥$7,598	≥ 6.0%
Risk-based capital	$14,387	21.6%	≥$5,327	≥8.0%	≥$6,658	≥10.0%

The following table reconciles capital as determined under generally accepted accounting principles (GAAP) to tangible, core and risk-based capital as determined by Greenville Federal's primary regulator (Regulatory Capital).

Reconciliation of GAAP to Regulatory Capital

	June 30,	
	2006	2005
	(In thousands)	
GAAP capital	$17,930	$13,659
Reconciling items:		
Unrealized losses on available for sale securities	315	207
Mortgage servicing rights excluded	(19)	(21)
Tangible and core capital	18,226	13,845
General valuation allowance	571	542
Risk-based capital	**$18,797**	**$14,387**

Greenville Federal's management believes that, under the current regulatory capital regulations, Greenville Federal will continue to meet its minimum capital requirements and will continue to be "well-capitalized" in the foreseeable future. However, events beyond the control of Greenville Federal, such as increased interest rates or a downturn in the economy in Greenville Federal's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

Greenville Federal is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Corporation. Generally, Greenville Federal's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During fiscal 2006, Greenville Federal did not apply for OTS approval to make capital distributions to the Corporation, and no such distributions were made during the fiscal year ended June 30, 2006.

NOTE M - GREENVILLE FEDERAL FINANCIAL CORPORATION CONDENSED FINANCIAL STATEMENTS

The following condensed financial statements summarize the financial position of Greenville Federal Financial Corporation as of June 30, 2006, and the results of its operations and its cash flows for the period ended June 30, 2006.

GREENVILLE FEDERAL FINANCIAL CORPORATION STATEMENT OF FINANCIAL CONDITION

June 30, 2006
(In thousands)

ASSETS	
Interest-bearing deposits in Greenville Federal	$ 3,735
Demand deposit in Greenville Federal	114
Loan receivable from ESOP	808
Investment in Greenville Federal	17,930
Total assets	$22,587
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accrued expenses and other liabilities	$ 5
Stockholders' equity	
Common stock and additional paid-in capital	9,423
Retained earnings	14,285
Shares acquired by employee stock ownership plan	(811)
Unrealized losses on securities designated as available for sale, net of tax effects	(315)
Total stockholders' equity	22,582
Total liabilities and stockholders' equity	$22,587

GREENVILLE FEDERAL FINANCIAL CORPORATION STATEMENT OF EARNINGS

Period ended June 30, 2006
(In thousands)

Revenue	
Interest income	$ 54
Equity in earnings of Greenville Federal	238
Total revenue	292
General and administrative expenses	46
Earnings before income taxes	246
Income taxes	1
NET EARNINGS	$245

NOTE M - GREENVILLE FEDERAL FINANCIAL CORPORATION CONDENSED FINANCIAL STATEMENTS (continued)

GREENVILLE FEDERAL FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS

Period ended June 30, 2006
(In thousands)

Cash flows from operating activities:	
Net earnings for the period	$ 245
Equity in undistributed earnings of Greenville Federal	(238)
Increase in cash due to changes in:	
Other liabilities	5
Net cash provided by operating activities	12
Cash flows from investing activities:	
Purchase of investment in Greenville Federal	(4,712)
Disbursement of loan to ESOP	(901)
Principal repayments on loan to ESOP	93
Net cash used in investing activities	(5,520)
Cash flows from financing activities:	
Proceeds from issuance of common stock	9,423
Dividends paid	(66)
Net cash provided by financing activities	9,357
Net increase in cash and cash equivalents	3,849
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$3,849

DIRECTORS AND OFFICERS

Directors of Greenville Federal Financial Corporation and <u>Greenville Federal</u>

David M. Kepler
President and Chief
Executive Officer
Greenville Federal Financial
Corporation and Greenville
Federal

David Feltman
Retired, President
Habitat for Humanity

George S. Luce, Jr.
Salesperson
Best Equipment Company, Inc.

Richard J. O'Brien
Retired, President
Q.O.B. Electric, Inc.;
Caretaker
Greenville Union Cemetery

Eunice F. Steinbrecher
Chair of the Board
Messiah College;
Real Estate Management
and Investment

James W. Ward
Certified Public Accountant
Fry and Company

David R. Wolverton
Retired, President and Chief
Executive Officer
Greenville Federal

Executive Officers of Greenville Federal <u>Financial Corporation</u>

David M. Kepler
President and Chief
Executive Officer

Susan J. Allread
Chief Financial Officer
and Secretary

Executive Officers of <u>Greenville Federal</u>

David M. Kepler
President and Chief
Executive Officer

Susan J. Allread
Chief Financial Officer,
Secretary, Vice President
and Compliance Officer

Market Price of GFFC's Common Stock and Related Stockholder Matters

Greenville Federal Financial Corporation common stock is listed on the OTC Bulletin Board under the symbol "GVFF".

As of September 6, 2006, there were 2,298,411 shares of Greenville Federal Financial Corporation common stock outstanding (including ESOP shares and shares held by Greenville Federal MHC) and there were approximately 430 holders of record.

Set forth below are the high and low prices of our common stock since January 4, 2006, as reported by the OTC Bulletin Board, as well as our quarterly dividend payment history.

Quarter Ended	High	Low	Dividends declared per share
March 31, 2006	$10.25	$10.00	-
June 30, 2006	$10.10	$ 9.70	$0.07

The payment of dividends by Greenville Federal Financial Corporation to its stockholders may depend in part on the dividends paid by Greenville Federal to Greenville Federal Financial Corporation. Greenville Federal's ability to pay dividends is governed by OTS regulations, which require Greenville Federal to provide notice to the OTS of its intention to pay a cash dividend and require Greenville Federal to obtain the approval of the OTS if the dividend payment would reduce Greenville Federal's regulatory capital below the amount required under applicable regulatory capital requirements, if the amount of capital distributions for the calendar year would exceed the sum of Greenville Federal's net income for that year to date plus its retained net income for the preceding two years, or if the payment would violate any other statute, regulation or agreement between Greenville Federal and the OTS.

If Greenville Federal Financial Corporation pays dividends to its stockholders, generally it will be required to pay dividends to Greenville Federal MHC, unless Greenville Federal MHC waives the receipt of dividends and the Office of Thrift Supervision approves of such waiver. The dividend paid in 2006 was waived by Greenville Federal MHC with the approval of the Office of Thrift Supervision.

Stockholder and General Inquiries

Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, Ohio 45331
(937) 548-4158
Attn: David M. Kepler

Registered Independent Auditors

Grant Thornton LLP
4000 Smith Road
Suite 500
Cincinnati, Ohio 45209
(513) 762-5000

Corporate Counsel

Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 E. Fourth Street
Cincinnati, Ohio 45202
(513) 723-4000

Annual Reports

A copy of the Greenville Federal Financial Corporation Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Greenville Federal Financial Corporation, 690 Wagner Avenue, Greenville, Ohio 45331.

OFFICE LOCATIONS

Full Service Banking Locations

Main Office:

690 Wagner Avenue
Greenville, Ohio 45331
(937) 548-4158

Branch Office:

GF XPRESS
200 Lease Avenue
Greenville, Ohio 45331
(937) 548-4158

Internet Banking: www.greenvillefederal.com

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GREENVILLE FEDERAL FINANCIAL CORPORATION

690 Wagner Avenue
Greenville, Ohio 45331
937-548-4158
www.greenvillefederal.com